MAIL STOP 3561

February 11, 2007

Mr. Roger K.W. Fan, Chief Executive Officer and
President
Sound Worldwide Holdings, Inc.
Superluck Industrial Centre
Flat K, 13/F (Phase 2)
57 Sha Tsui Road,
Tsuen Wan, N.T.
Hong Kong, China

     Re: Sound Worldwide Holdings, Inc.
              Amendment No. 1 to Registration Statement on Form SB-2
              File No. 333-146986
              Filed on January 22, 2008

Dear Mr. Fan:

     We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

     Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note that Mr. Tony Ka Kin Chui is identified as the Chief Financial Officer of Sound Worldwide Holdings in the prospectus, see, e.g., page 20. However, Mr.

Fan has signed the registration statement as principal executive officer, principal accounting officer and principal financial officer. Please clarify the duties of these officers and revise your prospectus and signature page as appropriate.

Director and Officer Compensation, page 20

Employment Agreements, page 21

2. Please confirm, if appropriate, that there is no longer a Consultant Agreement between Asian Point and Yin Kee. Otherwise, if the agreement has been renewed or is proposed to be renewed, revise your disclosure to describe this agreement in all material respects and file the agreement as an exhibit to the registration statement.

Description of Business, page 26

3. Please generally provide support for the discussions of the PRC textile industry and the Hong Kong textile and garment industry on pages 31-32, the trends affecting the company's business on pages 36-37 and the market forecast on pages 39-40. In this regard, please disclose the source of the information as well as the date the information was published. As a related matter, footnote 1 on page 40 does not appear to correspond to disclosure in the text. Please revise.

Unaudited Interim Financial Statements for the Six Months Ended September 30, 2007

Unaudited Pro Forma Combined Financial Statements

Notes to Pro Forma Financial Statements

1. Basis of Pro Forma Presentation, F-15

4. It appears from the disclosure on F-2 that at September 30, 2007 Sound Worldwide Limited had 50,000 shares of common stock outstanding which would result in approximately 17,500,000 (350 shares of Freedom 3 for each outstanding share of Sound Worldwide Limited) shares issued in the share exchange with Freedom 3. This appears to be inconsistent with the disclosure here which states that 19,900,000 shares were issued in connection with the share exchange. Please advise or revise.

Sound Worldwide Limited Audited Financial Statements for the Year Ended March 31, 2007

General

5. Please note the updating requirements for the financial statements as set forth in Item 310(g) of Regulation S-B, and provide a current consent of the independent accountants in any amendments.

Consolidated Statements of Cash Flows, F-5

6. We read your response to comment 24 in our letter dated December 7, 2007, however, we do not see where you have presented the proceeds received from bank borrowings and repayments of bank borrowings on a gross basis. Please revise your disclosure to present the bank borrowings and repayments as separate line items on a gross basis in accordance with the guidance of SFAS 95.

Notes to Consolidated Financial Statements

7. Though Item 310(b) of Regulation S-B allows for condensed disclosure in unaudited interim financial statements, the disclosures should encompass significant changes since the end of the most recently completed fiscal year in such items as: estimates inherent in the preparation of financial statements; status of long-term contracts; capitalization including significant new borrowings or modification of existing financial arrangements; and material subsequent events and contingencies. Please advise or revise.

2. Summary of Principal Accounting Policies

Revenue Recognition, F-8

8. We read your response to comment 25 and 26 in our letter dated December 7, 2007 disclosing that sales returns were immaterial and have no historical return patterns; however, we do not see where you have sufficiently disclosed your policy for sales returns. Your disclosure just merely states that revenue is presented net of returns, discounts and allowances. Therefore, we are reissuing our comment. Please disclose your policy for product returns and allowances and revise your critical accounting policies and estimates (page 41) to identify the methodology and significant estimates used by management in the revenue recognition process. Your critical accounting policy should explain how you

assess returns of your products, and your assessment of levels of inventory in the distribution channel.

9. We also note in your response to comment 26 that you have no historical return patterns. Please note, that in order to recognize revenue at the time of sale, you must have the ability to make reasonable estimates of returns based on historical experience (see paragraph 8 of SFAS 48), otherwise, revenue shall not be recognized until the return privilege has substantially expired. Please advise and revise.

Item 26. Recent Sales of Unregistered Securities

10. Please state the facts supporting the availability of the Section 4(2) exemption, including the financial sophistication of the investors.

* * * * * *

Closing Comments

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Any questions regarding the accounting comments may be directed to Blaise Rhodes at (202) 551-3774. Questions on other disclosure issues may be directed to Cathey Baker at (202) 551-3326.

Sincerely,

John Reynolds
Assistant Director

cc: Virginia K. Sourlis, Esq.
        Fax: (732) 530-9008